2001 ANNUAL REPORT



Celebrating Optimism

Evergreen Bancorp, Inc.









Optimism

☐ **It is the belief that things are looking up. That there are positive things in store. That tomorrow will be even brighter than today.**

It is the force that propels us to look ahead, past perceived barriers and beyond the current horizon.

The optimistic are not shortsighted. They are not impressed with quickly attained success, but rather in the steady and stable growth of wise planning and steady perseverance. They are current in their understandings and mature in their perspective. They learn from their history and innovate for their future.

EvergreenBank is optimistic. Optimistic about our future. About the future for our customers. And about the positive relationships we continue to establish.

We hope that you will share our optimism as you have shared our success over the past year.

TOTAL LOANS *(in millions)*


2001
$122
2000
$113
1999
$91
1998
$77
1997
$72
$0
20
40
60
80
100
120

"We don't try to be all things to all people, and that's our key to success. We target the markets we've chosen. We planned our work, and now we're working on our plan – and seeing results."

Gerry Hatler
President and CEO


NET INCOME (in thousands)
2001
2000
1999
1998
1997
$1,240
$1,210
$1,075
$966
$950
$0 200 400 600 800 1,000 1,200


EARNINGS PER SHARE
2001
2000
1999
1998
1997
$1.29
$1.21
$1.03
$0.92
$0.91
$.00 .40 .80 1.20 1.60

FINANCIAL HIGHLIGHTS

EvergreenBancorp's principal business is community based banking, both commercial and consumer, through its banking offices in the Puget Sound region.

Its subsidiary, EvergreenBank, is pleased to report continuing record levels of profitability with 2001 results reaching $1,240,000, exceeding 2000 by 2.5%. Earnings per share for 2001 grew to $1.29. Despite dramatic changes in the industry, EvergreenBank maintained steady profitability — a testament to perseverance and sensible growth.





Contents






Gerald O. Hatler
President and Chief Executive Officer

☐ Dear Shareholders and Friends:

Greetings from the offices of EvergreenBancorp. This annual report is the first for our new holding company and the thirtieth for EvergreenBank.

The year 2001 provided many positive results as we continued to focus on meeting the needs of the marketplace. Our Seattle office continues to attract the sort of businesses and individuals for whom the bank was founded. In Lynnwood, the office surged forward, growing by over 40%. And our newest office in Bellevue introduced our brand of banking to this important market.

2001 provided challenges as well, like the softening economy and growing loan delinquencies in the banking industry. Our non-performing loans grew as well, ending at .37% of loans compared to .25% in 2000. This ratio represents the unguaranteed portion of non-performing loans.

Our philosophy of strength-before-size has paid off doubly here. As we have sought to reposition the bank over the last two years, our capital-to-asset ratio is stronger than ever at 9.74%, and this after we have increased our reserve for loan losses ending at 1.23% compared to 1.17% last year.

The triple challenges of the increased expense in opening the Bellevue office, the softening loan demand brought on by the recession, and the rapidly falling interest rate environment were offset by improving cost control and a net interest margin that continued to improve, rising to 5.52% compared to 5.36% the prior year.

We are pleased to report continuing record levels of profitability. 2001 results exceeded 2000 by 2.5% to end at $1,240,000, or $1.29 per share compared to $1.21 in 2000.

Return on average assets improved from .81% to .83% and return on average equity slipped slightly to 8.50% from 8.67% last year as our average equity grew at an even faster rate than our earnings.

But our success has not been defined only by numbers. Equally rewarding has been our involvement with the community, through contributions such as community purpose loans and sponsorship of Junior Achievement fund-raising events.

I would also like to recognize all our employees who have taken that commitment to community a step farther, donating their time to charitable organizations, urban clean-up projects or by simply planting evergreen tree seedlings.

Finally, I want to express my appreciation for all our employees and their contributions to our progress and financial success.

Thank you for your steady support and interest. We look forward to continued success in 2002.





"We appreciate that our effectiveness is built on understanding and relationships with our customers. Our employees share a genuine commitment to quality, caring service and are the keys to our success."

Bill Filer
Senior Vice President and
Chief Financial Officer





2001 Executive Management Team

Whether behind the scenes or at a community level, EvergreenBank officers worked to help ensure profitability and promote bank values throughout the community.

(from the left to right)

- Bill Filer, Senior Vice President and Chief Financial Officer
- Michelle Worden, Vice President
- Gerry Hatler, President and Chief Executive Officer
- Valerie Blake, Senior Vice President

    

"We strive to be recognized as a responsible and active corporate citizen. We value the opportunity we have, both as a company and as individuals, to enrich the communities where our people live and work."

Stan McNaughton
Chairman



2001 Board of Directors

☐ **Charged with taking EvergreenBank to the next level, the Board of Directors made one of the most significant decisions in the bank's 30-year history by approving the formation of a bank holding company.**

(from the left to right)

- Carole Grisham
- Tom Handy
- Stan McNaughton, Chairman
- Gladys Perry
- Bob Howisey
- Gerry Hatler
- Marcie Duncan
- Don Filer
- Bill Baldwin



"Change and innovation are vital components of our core values. We embrace growth, continuous improvement and a passion for excellence."

Valerie Blake
Senior Vice President



WHAT'S IN A NAME?

Introducing EvergreenBancorp, Incorporated.

It was with enthusiasm and momentum that we announced the formation of the bank holding company, EvergreenBancorp, Inc. in February. Though the name change is slight, its implications are significant. It represents the forward thought of the Board of Directors and management to best position the bank in a competitive marketplace.

The new name means we have additional tools with which to grow and diversify our company in the fast changing financial services industry. With this new reorganization, we could acquire a separate bank or bank-related business and operate it as an independent entity under the holding company.

The new holding company provides more flexibility in operating our business and successfully competing in the markets we choose to serve. It expands our opportunities to be successful, enhances our ability to serve our customers well, and adds long-term value to our shareholders.



"There's a rewarding feeling in setting up a retirement plan. It's not about the numbers. It's knowing you've given *someone peace-of-mind.*"

Ryan Jensen
Investment Representative



Making Financial Dreams Come True

Our Mission:

At EvergreenBancorp, it is our mission to exceed people's expectations by proactively helping them achieve their goals. We will create a dynamic environment that promotes life-long learning and personal growth. We will be a vital contributor of time, talent and resources to the communities we serve – consistently striving to preserve and enhance the legacy of our shareholders.



"Our philosophy of strength-before-size has paid off."

Gerry Hatler
President and CEO

Steady Success

☐ Expanding our capacity to serve.

Success was marked by growth and improvement in 2001 – both in services and in facilities.

The year introduced a number of new services and enhancements. Most notably we expanded our product line to include the Golden and Prime Choice money market savings accounts. Forged a strategic alliance with Federal Mortgage Company, Inc., which allowed us to help our customers take advantage of falling interest rates with mortgage refinancing. Continued to grow our internet banking services by introducing our online bill payment service in early 2001. And we now offer in-house one-on-one financial advice and counsel on personal investment portfolios and employee retirement plans.

Visible evidence of our growth was best seen in July, when we opened the doors to our Bellevue branch and installed new ATM/Night Drops at Seattle, Lynnwood and Bellevue. Back home in Seattle, we've begun our remodel and modernization of the branch with a television monitor tuned to key financial news networks – keeping customers and employees abreast of the world events that impact us all.



"Each change and every decision is prompted by our desire to inform, educate and serve our customers."

John Berger
Business Development Specialist



Looking Ahead

☐ Earning new business through existing business.

Looking ahead, we are dedicated to the existing customers that have made our past year such a success. Much of the upcoming plans focus on expanding service offerings for our customers and earning their referrals.

Some initiatives planned for 2002 include enhancements to cash management services, such as commercial bill pay, for our business customers. We will also be offering digital images of checks online in the new year.

We recognize that the industry landscape is changing and that adaptability is needed to meet the needs of the markets we serve. We are confident that innovative offerings and the advantages of the new holding company well positions us for a successful year.





Financial Contents

Selected consolidated financial data

(in thousands, except per share data):	2001	2000	1999	1998	1997
Income statement data					
Net interest income	$ 7,714	$ 7,169	$ 6,329	$ 5,676	$ 5,330
Provision for loan losses	479	455	300	205	275
Noninterest income	2,938	2,212	2,024	1,818	1,797
Noninterest expense	8,344	7,192	6,515	5,906	5,446
Net income	1,240	1,210	1,075	966	950
Per share data (1)					
Earnings per common share	$ 1.29	$ 1.21	$ 1.03	$ 0.92	$ 0.91
Diluted earnings per common share	1.22	1.20	1.03	0.92	0.91
Dividends declared per common share	0.17	0.15	0.15	0.14	0.13
Balance sheet data					
Total loans	$ 122,219	$ 113,058	$ 90,637	$ 77,210	$ 71,817
Allowance for loan losses	1,498	1,323	1,055	907	794
Total assets	156,365	151,752	162,092	169,685	149,436
Total deposits	130,344	125,425	108,866	106,584	100,672
Total Long-term debt	4,005	2,000			
Stockholders' equity	14,738	14,577	14,152	13,533	12,584
Selected financial ratios					
Return on average assets	0.83%	0.81%	0.70%	0.64%	0.69%
Return on average equity	8.50	8.67	7.83	7.47	7.71
Dividend payout ratio	13.39	13.31	14.33	15.11	14.63
Average equity to average assets	9.74	9.29	8.86	8.54	9.01
Net interest margin (tax equivalent)	5.52	5.36	4.58	4.25	4.53
Allowance for loan losses to total loans at the end of year	1.23	1.17	1.16	1.17	1.11
Nonperforming loans to total loans at the end of year (2)	0.95	0.49	1.28	1.05	0.72
Net loans charged off to average total loans	0.26	0.18	0.19	0.13	0.46

(1) All per share amounts have been adjusted to reflect the three-for-two stock split in July 2001.

(2) Nonperforming loans include nonaccrual, impaired and other loans 90 days or more past due.

Management's discussion and analysis of financial condition and result of operations

General

EvergreenBancorp, Inc. ("Bancorp") is a Washington chartered bank holding company formed in 2001 and headquartered in Seattle, Washington. Bancorp's wholly owned subsidiary is EvergreenBank (the "Bank"), a state chartered bank in business since 1971. Throughout this report Bancorp and the Bank are collectively referred to as the "Company".

The following discussion should be read along with the accompanying financial statements and notes. All share and per-share information in this annual report has been restated to give retroactive effect to the three-for-two stock split in July 2001. In the following discussion, unless otherwise noted, references to increases or decreases in balances for a particular period or date refer to the comparison with corresponding amounts for the period or date one year earlier.

Forward-looking statements

In addition to historical information, the following management's discussion and analysis contains certain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors discussed elsewhere in this report, including changes in interest rates, economic conditions, competition, requirements of regulators, demand for financial products and services in the Company's market area. These risks and uncertainties should be considered in evaluating forward-looking statements, and undue reliance should not be placed on such statements.

Further information concerning the Company and its business, including additional factors that could materially affect its financial results, is included in the Company's filings with the Securities and Exchange Commission.

Overview

The Company's principal business is personal and business banking. Services offered include commercial, real estate and consumer lending; savings, checking and certificate of deposit accounts; financial planning and investment services, and merchant credit card processing services. The Company's subsidiary is EvergreenBank, a Washington state chartered bank. The Bank conducts business from three locations: the main office northeast of downtown Seattle, the Lynnwood office north of Seattle, and a new branch which opened in July 2001 in the city of Bellevue.

Total assets increased 3.0 percent in 2001 to $156,365,000, loans grew 8.1 percent to $122,219,000, and deposits increased 3.9 percent to $130,344,000.

During 2001, the general level of interest rates dropped substantially and the national and regional economy entered a period of reduced economic activity and rising levels of unemployment. Planned increases in loan totals were revised downward to reflect generally lower demand for credit in the Company's marketplace. Despite these dramatic changes, the Company maintained steady profitability, with improvement in net interest income and net interest margin. Financial results for 2001 reflect additional revenue resulting from gains on sales of investments and other assets, offset by increased costs associated with opening a new office location. An improved margin on merchant credit card processing and improvements in operating expense control also affected 2001 results.

Results of operations
2001 compared to 2000

The Company's 2001 net income was $1,240,000, representing a 2.5 percent increase over $1,210,000 in 2000. Net income per share was $1.29 compared to $1.21 in 2000. Return on average assets was 0.83 percent for 2001 and 0.81 percent for 2000. Return on average common equity was 8.50 percent and 8.67 percent, respectively.

2001's financial results reflect improvement in the mix of earning assets with average loan balances as a percentage of average assets increasing to 77.2 percent from 67.9 percent in 2000. The net interest margin increased to 5.52 percent compared to 5.36 percent in 2000. Loans and deposits increased 8.0 percent and 3.9 percent, respectively, from the prior year, with loan growth slowing appreciably in the second half of the year. Contributing to improved earnings was a 32.8 percent increase in noninterest income, as a result of increased revenue from merchant credit card processing, higher service charges on deposits and net gains on sales of investments and other assets. Additional operating cost associated with the new Bellevue office location and increased merchant credit card processing expense also affected 2001 financial results.

The table of selected consolidated financial data, which appears on page 24, summarizes the Company's financial performance for each of the past five years.

2000 compared to 1999

The Company's 2000 net income was $1,210,000 representing a 12.5 percent increase over $1,075,000 in 1999. Net income per share was $1.21 compared to $1.03 in 1999. Return on average assets was 0.81 percent for 2000 and 0.70 percent for 1999. Return on average common equity was 8.67 percent and 7.83 percent, respectively.

These improvements were in large measure the result of an improved mix of earning assets, with average loan balances as a percentage of assets increasing to 67.9 percent by the end of 2000 from 54.7 percent at December 31, 1999. Non-interest income also increased 9.3 percent.

In 2000, the Company withdrew from check clearing services and related correspondent banking activities. The lower revenue resulting from leaving that business was more than offset by related reduction in expenses, reduced liquidity requirements, increases in fee income, and a higher percentage of assets in loans.

Net interest income

The Company's principal source of earnings is net interest income, which is the difference between interest income, including loan-related fee income, and interest expense. The individual components of net interest income and net interest margin are presented on pages 28 and 29.

2001 compared to 2000

Net interest income for 2001 was $7,714,000, compared to $7,169,000 in 2000. The 7.6 percent improvement was principally due to 15.2 percent growth in the average loan portfolio. Improvements in the mix of earning assets also contributed to the increase in interest income. For these reasons, the net interest margin (which is net interest income on a tax-equivalent basis divided by average earning assets) also improved to 5.52 percent in 2001, compared to 5.36 percent in 2000.

Total interest income was $11,749,000 in 2001, compared to $11,872,000 in 2000. The decrease of 1.0 percent resulted from lower investment balances and lower average rates on loans, offset by higher average loan balances.

Total interest expense was $4,035,000 in 2001, compared to $4,703,000 in 2000, a decrease of 14.2 percent. The primary factors affecting interest expense were lower average rates on all categories of interest-bearing deposits, a 36.9 percent increase in average balances of time deposits, and a decrease in the average balances of federal funds purchased and securities sold under agreements to repurchase.

2000 compared to 1999

Net interest income grew to $7,169,000 in 2000, compared to $6,329,000 in 1999. The 2000 growth of 13.3 percent was mainly attributable to 23.8 percent growth in the average loan portfolio and an improved mix of earning assets. The net interest margin was 5.36 percent compared to 4.58 percent in 1999. The increase in net interest margin was primarily due to a higher volume and mix of loans.

Total interest income was $11,872,000 in 2000, compared to $10,434,000 in 1999. The increase of 13.8 percent was primarily due to the strong growth in loans. Total interest expense was $4,703,000 in 2000 compared to $4,105,000 in 1999. This category reflected a 27.0 percent increase in average interest-bearing deposits.

Analysis of average balances, net interest income, and net interest margin

Years ended December 31 *(in thousands)*:	2001			2000			2001 over 2000	
	Average Balance	Interest	Yield Rate	Average Balance	Interest	Yield Rate	Change in income due to Volume	Rate
Assets								
Loans:								
Commercial and financial	$ 54,132	$ 4,980	9.20%	$ 46,506	$ 4,881	10.50%	$ 401	$ (302)
Real estate	41,758	3,643	8.73	34,327	2,993	8.72	646	4
Consumer and other	21,524	2,092	9.72	21,088	1,976	9.37	41	75
Total loans	117,414	10,715	9.13	101,921	9,850	9.66	1,088	(223)
Federal funds sold	12,060	435	3.61	10,495	687	6.55	126	(378)
Interest-bearing deposits in financial institutions	1,275	37	2.91	2,026	89	4.39	(22)	(30)
Investment securities	11,649	702	6.03	24,610	1,525	6.20	(782)	(41)
Total earning assets	142,398	11,889	8.35	139,052	12,151	8.74	410	(672)
Cash and due from banks	6,513			9,820				
Premises and equipment	1,452			820				
Other real estate owned	0			5				
Accrued interest and other assets	1,509			1,595				
Allowance for loan losses	(1,486)			(1,200)				
Total assets	150,386			150,092				
Liabilities								
Interest-bearing deposits:								
Demand deposits	10,225	54	0.53	9,615	92	0.96	7	(45)
Savings deposits	35,114	1,057	3.01	34,239	1,319	3.85	34	(296)
Time deposits	46,705	2,482	5.31	34,093	1,974	5.79	653	(145)
Total interest-bearing deposits	92,044	3,593	3.90	77,947	3,385	4.34	694	(486)
Federal funds purchased and securities sold under agreements to repurchase	6,527	235	3.60	15,866	903	5.69	(412)	(256)
Federal Home Loan Bank advances	3,459	207	5.98	6,308	415	6.57	(173)	(35)
Total interest-bearing liabilities	102,030	4,035	3.95	100,121	4,703	4.70	109	(777)
Noninterest-bearing deposits	31,938			34,509				
Accrued interest and other liabilities	1,743			1,508				
Total liabilities	135,711			136,138				
Stockholders' equity	14,675			13,954				
Total liabilities and stockholders' equity	$ 150,386			$ 150,092				
Interest revenue as a percentage of average earning assets			8.35%			8.74%		
Interest expense as a percentage of average earning assets			2.83%			3.38%		
Net interest income on a *taxable-equivalent basis* and net interest margin		$ 7,854	5.52%		$ 7,448	5.36%		

Changes in income and expense which are not due solely to rate or volume have been allocated proportionately. Average loan balances include nonaccrual loans. Taxable-equivalent adjustments relate to tax-exempt investment securities.

Analysis of average balances, net interest income, and net interest margin

Years ended December 31 *(in thousands)*:	**2000**			**1999**			**2000 over 1999**	
	Average Balance	Interest	Yield Rate	Average Balance	Interest	Yield Rate	Change in income due to Volume	Rate
Assets								
Loans:								
Commercial and financial	$ 46,506	$ 4,881	10.50%	$ 39,588	$ 3,791	9.58%	$ 704	$ 386
Real estate	34,327	2,993	8.72	24,244	2,027	8.36	876	90
Consumer and other	21,088	1,976	9.37	20,897	1,548	7.41	15	413
Total loans	101,921	9,850	9.66	84,729	7,366	8.69	1,595	889
Federal funds sold	10,495	687	6.55	22,496	1,111	4.94	(1,089)	665
Interest-bearing deposits in financial institutions	2,026	89	4.39	49	2	4.10	190	(103)
Investment securities	24,610	1,525	6.20	33,160	2,054	6.19	(530)	1
Total earning assets	139,052	12,151	8.74	140,434	10,533	7.50	166	1,452
Cash and due from banks	9,820			12,953				
Premises and equipment	820			774				
Other real estate owned	5			0				
Accrued interest and other assets	1,595			1,901				
Allowance for loan losses	(1,200)			(1,045)				
Total assets	150,092			155,017				
Liabilities								
Interest-bearing deposits:								
Demand deposits	9,615	92	0.96	8,949	100	1.12	8	(16)
Savings deposits	34,239	1,319	3.85	32,123	1,128	3.51	77	114
Time deposits	34,093	1,974	5.79	25,963	1,288	4.96	447	239
Total interest-bearing deposits	77,947	3,385	4.34	67,035	2,516	3.75	532	337
Federal funds purchased and securities sold under agreements to repurchase	15,866	903	5.69	34,247	1,589	4.64	(1,189)	503
Federal Home Loan Bank advances	6,308	415	6.57				415	
Total interest-bearing liabilities	100,121	4,703	4.70	101,282	4,105	4.05	(242)	840
Noninterest-bearing deposits	34,509			38,242				
Accrued interest and other liabilities	1,508			1,774				
Total liabilities	136,138			141,298				
Stockholders' equity	13,954			13,719				
Total liabilities and stockholders' equity	$ 150,092			$ 155,017				
Interest revenue as a percentage of average earning assets			8.74%			7.50%		
Interest expense as a percentage of average earning assets			3.38%			2.92%		
Net interest income on a taxable-equivalent basis and net interest margin		$ 7,448	5.36%		$ 6,428	4.58%		

Changes in income and expense which are not due solely to rate or volume have been allocated proportionately. Average loan balances include nonaccrual loans. Taxable-equivalent adjustments relate to tax-exempt investment securities.

Noninterest income

Noninterest income in 2001, 2000 and 1999 totaled $2,938,000, $2,212,000, and $2,024,000, respectively. The increase of 32.8 percent in 2001 was principally due to growth in merchant credit card processing revenue. Increased service charges on deposits and gains on sales of investments and other assets also contributed to the growth in noninterest income.

The increase of 9.3 percent in 2000 compared to 1999 was principally due to increased service charges on deposit accounts, increased merchant credit card processing revenue, offset by the lower revenues resulting from the Bank's withdrawal in 2000 from the check clearing business. Gross income from check clearing in 2001, 2000, and 1999 was $0, $242,000, and $587,000, respectively.

Noninterest expense

The Company's total noninterest expense for 2001, 2000, and 1999 was $8,344,000, $7,192,000, and $6,515,000, respectively. The increase of 16.0 percent in 2001 was principally due to an increase in merchant credit card processing expense and the increased cost of opening the Bellevue office location. Merchant credit card processing expense for 2001, 2000, and 1999 was $1,131,000, $625,000, and $390,000, respectively.

Provision and allowance for loan losses

The Company's provision for loan losses in 2001 was $479,000, compared to $455,000 in 2000. The ratio of the allowance for loan losses to total loans outstanding at year end was 1.23 in 2001 and 1.17 in 2000. Total nonaccrual loans were $553,000 at December 31, 2001, compared with $277,000 at December 31, 2000. Nonperforming loans (nonaccrual loans and loans over 90 days past due), excluding the portion guaranteed by the U.S. Small Business Administration, comprised .37 percent of loans at December 31, 2001, as compared to .25 percent at December 31, 2000.

The allowance for loan losses is maintained at a level considered adequate by management to absorb estimated losses over the life of the portfolio. Management periodically evaluates the adequacy of the allowance based upon a number of factors, including the volume and composition of the loan portfolio, potential impairment of individual loans and concentrations of credit, estimated value of underlying collateral, past loss experience, current economic conditions, loan commitments outstanding and other factors.

The Company considers the allowance for loan losses of $1,498,000 at December 31, 2001 adequate to cover losses inherent in the loan portfolio, however, no assurance can be given that actual losses will not exceed estimated amounts. In addition, changes in factors such as regional economic conditions and the financial strength of individual borrowers may require changes in the level of the allowance, and in turn cause fluctuations in reported earnings and provisions for loss.

An analysis of the changes in the allowance for loan losses, including provisions, recoveries, and loans charged-off is presented in Note 5 to the consolidated financial statements.

Asset and liability management

The principal objectives of asset/liability management are to manage changes in net interest income and earnings due to changes in interest rates, maintain adequate liquidity, and manage capital adequacy. Asset/liability management encompasses structuring the mix of assets, deposits and borrowings to limit exposure to interest-rate risk and enhance long-term profitability.

The following discussion and analysis addresses managing liquidity, interest rate risk, and capital resources. These elements provide the framework for the Company's asset/liability management policy. The asset/liability committee consists of the senior management of the Bank and meets at least quarterly to implement policy guidelines.

Liquidity

Liquidity is defined as the ability to provide sufficient cash to fund operations and meet obligations and commitments on a timely basis. Through asset and liability management, the Company controls its liquidity position to ensure that sufficient funds are available to meet the needs of depositors, borrowers, and creditors.

In addition to cash and cash equivalents, asset liquidity is provided by the available-for-sale securities portfolio. Eighty-three percent of the investment balances within this portfolio will mature within one year. Liquidity is further enhanced by deposit growth, federal funds purchased and securities sold under agreements to repurchase, borrowings, and planned maturities and sales of investments and loans.

In 2001, the Company restructured the investment portfolio to bolster liquidity and reduce interest rate risk. Specifically, the Company reduced levels of intermediate term (two to five years) investment securities and increased short term (one year or less) liquidity investments. By shortening the duration of interest earning assets, the Company expects to improve the stability of net interest income as interest rates change. With a higher proportion of available-for-sale investments in short term maturities, more liquidity is available for additional lending and other business purposes.

During 2000, as a result of leaving the check clearing business, the Company restructured the balance sheet to reduce cash, federal funds sold and investment balances. This was largely offset by corresponding reductions in liabilities, including federal funds purchased and securities sold under agreements to repurchase. The restructuring also generated additional funds for loan growth.

Interest rate risk

The Company's profitability depends largely upon its net interest income, which is the difference between interest earned on assets, such as loans and investments, and the interest expense incurred on its liabilities, such as deposits and borrowings. Interest rate risk is the variation in bank performance introduced by changes in interest rates over time. The Company's objective in managing interest rate risk is to minimize the impact on net income due to significant changes in interest rates.

The Company monitors interest rate risk by monthly reports that highlight the level, trend and composition of net interest income and net interest margin, quarterly reports matching rate-sensitive assets to rate-sensitive liabilities, and by reports of interest rate sensitivity through net interest income analysis.

The following tables present a "gap" analysis based on maturities and repricing characteristics of various assets and liabilities at December 31, 2001 and 2000.

Asset/liability maturity repricing schedule

December 31, 2001 *(in thousands)*:

	Within one year	After one but within five years	After five years	Total
Interest-bearing deposits in financial institutions	$ 1,547			$ 1,547
Federal funds sold	6,300			6,300
Securities				
Available for sale	12,606	$ 2,479	$ 129	15,214
Held to maturity				
Loans	59,988	57,400	4,277	121,665
Total earning assets	80,441	59,879	4,406	144,726
Deposits				
Interest-bearing demand	9,924			9,924
Savings	36,946			36,946
Time deposits	43,044	2,197		45,241
Federal funds purchased and securities sold under agreements to repurchase	5,597			5,597
Long term borrowings		4,005		4,005
Total interest-bearing liabilities	95,511	6,202		101,713
Net interest rate sensitivity gap	$(15,070)	$ 53,677	$ 4,406	$ 43,013

Asset/liability maturity repricing schedule

December 31, 2000 *(in thousands)*:

	Within one year	After one but within five years	After five years	Total
Interest-bearing deposits in financial institutions	$ 1,118			$ 1,118
Federal funds sold	9,700			9,700
Securities				
Available for sale	7,158	$ 2,857	$ 1,728	11,743
Held to maturity	530	2,775		3,305
Loans	46,073	62,916	3,792	112,781
Total earning assets	64,579	68,548	5,520	138,647
Deposits				
Interest-bearing demand	9,991			9,991
Savings	33,203			33,203
Time deposits	38,784	5,521		44,305
Federal funds purchased and securities sold under agreements to repurchase	7,986			7,986
Long term borrowings		2,000		2,000
Total interest-bearing liabilities	89,964	7,521		97,485
Net interest rate sensitivity gap	$ (25,385)	$ 61,027	$ 5,520	$ 41,162

This analysis provides a general measure of interest rate risk but does not address complexities such as prepayment risk and customers' responses to interest rate changes. The table shows that the Company's interest rate sensitivity gap is negative within one year. This means that for interest rate changes that affect assets and liabilities equally, falling rates would tend to increase the Company's net interest margin and rising rates would decrease the margin. Actual results may vary as management may not adjust rates equally as general levels of interest rates rise or fall. In addition, interest rates for the Company's assets and liabilities can change rapidly as a result of market conditions and customer patterns.

Management also considers overall interest rate sensitivity through net interest income analysis. This method of analysis assesses the risk of change in net interest income in the event of sudden and sustained increases and decreases in market interest rates. The following table presents potential changes in net interest income over a one year time horizon resulting from immediate and sustained changes in market interest rates.

2001 Net interest income analysis

December 31, 2001 *(in thousands)*; rate changes in basis points (bp) = 1/100 of 1%.

Immediate rate change	Dollar change	Percent change
+100bp	$ 181	2.1%
+50bp	90	1.1
-50bp	(199)	(2.3)
-100bp	(389)	(4.5)

The table above indicates that, at December 31, 2001, the effect of an immediate 100 basis point increase in interest rates would increase the Company's net interest income by 2.1 percent or approximately $181,000. An immediate 100 basis point decrease in rates indicates a potential reduction of net interest income by 4.5 percent or approximately $389,000.

While net interest income or "rate shock" analysis is a useful tool to assess interest rate risk, the methodology has inherent limitations. For example, certain assets and liabilities may have similar maturities or periods to repricing, but may react in different degrees to changes in market interest rates. Prepayment and early withdrawal levels could vary significantly from assumptions made in calculating the tables. In addition, the ability of borrowers to service their debt may decrease in the event of significant interest rate increases. Finally, actual results may vary as management may not adjust rates equally as general levels of interest rates rise or fall.

The Company does not use interest rate risk management products, such as interest rate swaps, hedges, or derivatives.

Capital Resources

Stockholders' equity on December 31, 2001, was $14,738,000, compared with $14,577,000 at December 31, 2000 — an increase of $161,000, or 1.10 percent. Current earnings were $1,240,000 and dividends paid were $166,000.

Effective June 2001, pursuant to the reorganization, an equal number of Bancorp shares were issued in exchange for Bank shares. Two shareholders exercised their right to dissent to the reorganization and were paid $24.50 for each share for a total price of $997,000 for 40,700 shares (6.13 percent of the total common shares outstanding).

On May 17, 2001, Bancorp's Board of Directors approved a three-for-two stock split payable July 31, 2001 to shareholders of record July 1, 2001.

Unrealized gains on available-for-sale securities totaling $122,000, also increased total December 31, 2001 stockholders' equity.

Other matters regarding stockholder equity accounts are presented in Note 9 to the accompanying consolidated financial statements.

Management has issued no material commitments for major capital expenditures and knows of no trends or uncertainties, favorable or unfavorable, other than increased competition, that would materially impact capital resources. Adequate reserves are maintained to provide for loan losses. The principal source of capital is undivided profits.

Report of Independent Auditors

To the Board of Directors and Stockholders of EvergreenBancorp, Inc.:

We have audited the accompanying consolidated balance sheets of EvergreenBancorp, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EvergreenBancorp, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

John L. O'Brien & Company, PLLC

January 25, 2002
Seattle, Washington

CONSOLIDATED BALANCE SHEETS

December 31 *(in thousands)*:	2001	2000
Assets		
Cash and cash equivalents:		
Cash and due from banks	$ 9,319	$ 11,597
Interest-bearing deposits in financial institutions	1,547	1,118
Federal funds sold	6,300	9,700
Total cash and cash equivalents	17,166	22,415
Investment securities:		
Held to maturity		3,305
Available for sale	15,214	11,743
Total investment securities	15,214	15,048
Loans	122,219	113,058
Allowance for loan losses	(1,498)	(1,323)
Net loans	120,721	111,735
Premises and equipment	1,925	1,051
Other real estate owned		5
Accrued interest and other assets	1,339	1,498
Total assets	$ 156,365	$ 151,752
Liabilities		
Deposits:		
Noninterest bearing	$ 38,233	$ 37,925
Interest bearing	92,111	87,500
Total deposits	130,344	125,425
Federal funds purchased and securities sold under agreements to repurchase	5,597	7,986
Advances from Federal Home Loan Bank	4,005	2,000
Accrued expenses and other liabilities	1,681	1,764
Total liabilities	141,627	137,175
Stockholders' equity		
Preferred stock:		
No par value; 100,000 shares authorized; issued and outstanding - none		
Common stock and surplus:		
2001 - no par value; 15,000,000 shares authorized; 934,817 shares issued and outstanding		
2000 - $10 par value; 10,000,000 shares authorized; 663,462 shares issued and outstanding	11,485	6,634
Surplus		5,838
Retained earnings	3,198	2,124
Accumulated other comprehensive income (loss)	55	(19)
Total stockholders' equity	14,738	14,577
Total liabilities and stockholders' equity	$ 156,365	$ 151,752

The accompanying notes are an integral part of these consolidated financial statements.

Years ended December 31 *(in thousands, except per share data):*

	2001	2000	1999
Interest and dividend income			
Loans, including fees	$ 10,716	$ 9,850	$ 7,502
Federal funds sold and other	472	687	1,110
Investment securities:			
Held to maturity		167	182
Available for sale	561	1,168	1,640
Total interest and dividend income	11,749	11,872	10,434
Interest expense			
Deposits	3,593	3,385	2,516
Federal funds purchased and securities sold under agreements to repurchase	235	903	1,589
Advances from Federal Home Loan Bank	207	415	
Total interest expense	4,035	4,703	4,105
Net interest income	7,714	7,169	6,329
Provision for loan losses	479	455	300
Net interest income after provision for loan losses	7,235	6,714	6,029
Noninterest income			
Service charges on deposit accounts	727	658	523
Merchant credit card processing	1,320	714	412
Gain (loss) from sales of loans	9	45	
Gain (loss) on sales of available-for-sale securities	118	(19)	2
Other noninterest income	764	814	1,087
Total noninterest income	2,938	2,212	2,024
Noninterest expense			
Salaries and employee benefits	3,882	3,856	3,703
Merchant credit card processing	1,131	625	390
Occupancy and equipment	1,055	877	805
Other noninterest expense	2,276	1,834	1,617
Total noninterest expense	8,344	7,192	6,515
Income before income tax expense	1,829	1,734	1,538
Income tax expense	589	524	463
Net income	$ 1,240	$ 1,210	$ 1,075
Basic earnings per share of common stock*	$ 1.29	$ 1.21	$ 1.03
Diluted earnings per share of common stock*	$ 1.22	$ 1.20	$ 1.03

**Retroactively adjusted for the shares issued pursuant to the 2001 three-for-two stock split.*
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2001, 2000, and 1999 *(in thousands, except share and per share data)*:

	Common stock shares	Common stock and surplus	Common stock par value	Surplus	Retained earnings	Accumulated other comprehensive income (loss)	Total stockholders' equity
Balance at January 1, 1999	**697,264**	**$**	**$ 6,972**	**$ 5,028**	**$ 1,404**	**$ 129**	**$ 13,533**
Comprehensive income							
Net income					1,075		1,075
Other comprehensive income, net of tax:							
Change in unrealized gain (loss) on securities available for sale, net of deferred income tax benefit of $(155)						(300)	
Reclassification adjustments included in net income						(2)	(302)
Total comprehensive income							773
Cash dividends ($.147 per share)*					(154)		(154)
Transfer of undivided profits to surplus				1,250	(1,250)		
Balance at December 31, 1999	**697,264**		**6,972**	**6,278**	**1,075**	**(173)**	**14,152**
Comprehensive income							
Net income					1,210		1,210
Other comprehensive income, net of tax:							
Change in unrealized gain (loss) on securities available for sale, net of deferred income tax of $73						141	
Reclassification adjustments included in net income, net of deferred income tax of $6						13	154
Total comprehensive income							1,364
Cash dividend ($.153 per share)*					(161)		(161)
Repurchase of common stock	(33,802)		(338)	(440)			(778)
Balance at December 31, 2000	**663,462**		**6,634**	**5,838**	**2,124**	**(19)**	**14,577**
Comprehensive income							
Net income					1,240		1,240
Other comprehensive income, net of tax:							
Change in unrealized gain (loss) on securities available for sale, net of deferred income tax of $63						122	
Reclassification adjustments included in net income, net of deferred income tax benefit of $(40)						(79)	43
Total comprehensive income							1,283
Cumulative effect of reclassifying certain securities from held to maturity to available for sale as of June 1, 2001, net of deferred income tax of $16						31	31
Cash dividend ($.167 per share)*					(166)		(166)
Change in par value of common stock from $10 to $1			(5,971)	5,971			
Change in par value from $1 to no par value		11,475	(623)	(10,852)			
Repurchase of common stock	(40,700)		(40)	(957)			(997)
Three-for-two stock split	311,355						
Exercise of stock options	700	10					10
Balance at December 31, 2001	**934,817**	**$ 11,485**	**$ 0**	**$ 0**	**$ 3,198**	**$ 55**	**$ 14,738**

**Retroactively adjusted for the shares issued pursuant to the 2001 three-for-two stock split.*
The accompanying notes are an integral part of these consolidated financial statements.

Years ended December 31 (in thousands):	2001	2000	1999
Cash flows from operating activities			
Net income	$ 1,240	$ 1,210	$ 1,075
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	369	324	310
Provision for loan losses	479	455	300
(Gain) loss from sales of investment securities	(118)	19	(2)
(Gain) on sales of loans	(9)	(45)	
Gain on sale of other assets	(158)		
Net amortization of premium (accretion of discount) on investment securities	23	36	90
Federal Home Loan Bank stock dividends	(80)	(71)	(75)
Other changes, net	46	416	166
Net cash provided by operating activities	1,792	2,344	1,864
Cash flows from investing activities			
Proceeds from sales and maturities of investments securities	12,269	14,711	16,409
Purchases of investment securities	(12,147)		(12,364)
Net increase in loans	(9,594)	(23,707)	(13,579)
Proceeds from sales of loans	138	1,144	
Proceeds from sales of other assets	158		
Purchases of premises and equipment	(1,247)	(629)	(347)
Net cash used by investing activities	(10,423)	(8,481)	(9,881)
Cash flows from financing activities			
Net increase (decrease) in noninterest-bearing deposits	308	(2,058)	(727)
Net increase in interest-bearing deposits	4,611	18,617	3,009
Net increase (decrease) in federal funds purchased and securities sold under agreements to repurchase	(2,389)	(29,627)	(10,657)
Advances from Federal Home Loan Bank	2,005	12,000	
Repayment of advances from Federal Home Loan Bank		(10,000)	
Repurchase of common stock	(997)	(778)	
Proceeds from exercise of stock options	10		
Dividends paid	(166)	(161)	(154)
Net cash provided (used) by financing activities	3,382	(12,007)	(8,529)
Net increase (decrease) in cash and cash equivalents	(5,249)	(18,144)	(16,546)
Cash and cash equivalents at beginning of year	22,415	40,559	57,105
Cash and cash equivalents at end of year	$ 17,166	$ 22,415	$ 40,559
Supplemental disclosures of cash flow information			
Interest paid	$ 3,985	$ 4,618	$ 4,133
Income taxes paid	757	564	479
Total change in unrealized gains (losses) on available-for-sale securities	184	214	(458)

The accompanying notes are an integral part of these consolidated financial statements.

Note 1: Summary of significant accounting policies

Organization: EvergreenBancorp, Inc. "Bancorp" was formed February 9, 2001 and is a Washington corporation chartered as a bank holding company. Bancorp holds all of the issued and outstanding shares of EvergreenBank (the "Bank"). The Bank is a Washington state chartered financial institution that engages in general commercial and consumer banking operations. Deposits in the Bank are insured by the Federal Deposit Insurance Corporation (the "FDIC").

The Bank offers a broad spectrum of personal and business banking services, including commercial, consumer and real estate lending. The Bank's offices are centered in the Puget Sound region in the Seattle, Lynnwood and Bellevue communities.

Holding company information: The Bank became a wholly owned subsidiary of Bancorp on June 20, 2001 in accordance with the Plan and Agreement of Reorganization and Merger dated February 14, 2001 (the "Plan"), and provided that each share of the Bank's common stock be exchanged for an equal number of shares of the common stock of Bancorp. The Plan also provided that the reorganization be treated similarly to a "pooling of interest" for accounting and financial reporting purposes. Accordingly, the capital accounts of the Bank as of June 20, 2001 were carried forward, without change, as the capital accounts of Bancorp.

Accounting: The accounting and reporting policies of Bancorp and the Bank, collectively referred to as the "Company" throughout these financial statements, conform to accounting principles generally accepted in the United States of America. The following is a description of the more significant of these policies.

Principles of consolidation and use of estimates: The accompanying consolidated financial statements include the combined accounts of Bancorp and the Bank, for all years reported. Significant intercompany balances and transactions have been eliminated.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and with the general practices in the banking industry. The preparation of financial statements in conformity with these principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including contingent amounts, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates particularly susceptible to possible changes in the near term relate to the determination of the allowance for losses on loans, the carrying values of securities, and deferred tax assets. An estimate of possible changes or range of possible changes cannot be made related to these items.

Cash and cash equivalents: Cash and cash equivalents include cash on hand, cash items, clearings and exchanges, amounts due from correspondent banks, interest-bearing deposits in other financial institutions, and federal funds sold. Federal funds sold generally mature within one to four days from the transaction date.

Investment securities: Securities purchased with the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts, which are recognized in interest income using the interest method. Securities classified as available for sale are reported at fair value, with the net unrealized gains or losses, net of tax effect, reported in other comprehensive income (loss), a separate component of stockholders' equity. Realized gains or losses on securities sold are based on the net proceeds and adjusted book values of the securities sold, using the specific identification method. The Company does not engage in any trading activity.

Loans: Loans are reported at the principal amount outstanding, net of unearned income. Unearned income, which includes deferred fees net of deferred direct incremental loan origination costs, is amortized to interest income generally over the contractual life of the loan using an interest method or the straight-line method if not materially different. Loans are classified according to the purpose of the loan and the use of loan proceeds. Interest on loans is calculated using the simple interest method on the daily balance of the principal amount outstanding.

Interest accrual is discontinued on loans 90 days or more past due when the collateral is inadequate to cover principal and interest. If management believes that collection is doubtful after considering relevant conditions, accrual of interest is discontinued immediately. Accrued interest on nonaccruing loans is charged against interest income when a loan is transferred to the nonaccruing classification.

Impairment of a loan occurs when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement are not expected to be collected. Impaired loans are carried at the present value of expected future cash flows or the fair value of the related collateral, if the loan is considered to be collateral dependent. Impaired loans consist of nonperforming loans and troubled debt restructuring. Nonperforming loans are loans 90 days or more delinquent as to principal and interest payments unless the loan is well secured. Troubled debt restructuring are loans which have been modified based upon interest rate concessions and/or payment concessions.

Other real estate owned, acquired through partial or total satisfaction of loans, is carried at the lower of cost or fair market value. At the date of acquisition, losses are charged to the allowance for loan losses.

Allowance for loan losses: The allowance for loan losses is a valuation allowance for probable loan losses. The allowance for loan losses is increased by provisions charged to expense and by recoveries on loans previously charged off. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The determination of the level of the allowance for loan losses rests upon various judgements and assumptions, including general economic conditions, changes in the nature and volume of the composition of the loan portfolio, overall loan portfolio quality, value of pledged collateral, review of specific problem loans, evaluation of credit risk related to certain individual borrowers, and the ongoing review process.

The Company considers the allowance for loan losses adequate to cover losses inherent in the loan portfolio, including loan commitments and standby and other letters of credit. While currently available information is used to provide for losses on loans, additions to the allowance for losses on loans may be necessary based on new information and/or future economic conditions or events.

Premises and equipment: Premises and equipment include leasehold improvements and are stated at cost, less accumulated depreciation and amortization on the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the related leases. The Company leases the premises upon which it conducts business. Furniture and equipment are leased as needed by the Company under a master lease. Maintenance, repairs, taxes, and insurance are charged to noninterest expense.

Income taxes: Income tax expense is based on the amounts reported in the statements of income. Consolidated federal income tax returns are filed in which the taxable income or loss of the Bancorp is combined with that of the Bank. The Bank's share of income tax expense (benefit) is based on the amount which would be payable (receivable) if separate returns were filed. Certain items of income and expense are recognized for financial reporting purposes in different years than they are recognized for income tax reporting purposes. Income taxes applicable to these temporary differences are deferred and are included in other assets. The effect on deferred income taxes for a change in tax rates is recognized through the provision for income taxes during the period of enactment.

Comprehensive income: Comprehensive income includes both net income and other comprehensive income elements, including the change in unrealized gains and losses on securities available-for-sale, net of income tax.

Repurchase agreements: The liability to repurchase securities sold under agreements to repurchase represents amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Postretirement health care benefits: The liability for postretirement benefits is reported by recognizing the expense for such benefits over the period services are rendered by employees.

Fair value of financial instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

Cash and cash equivalents. The book values of cash and due from banks, interest-bearing deposits in financial institutions, and federal funds sold approximate their fair values.

Investment securities. Fair values of held-to-maturity securities and available-for-sale securities are based on quoted market prices.

Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on book values. Fair values for fixed-rate loans are estimated using discounted cash flow analysis based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable.

Accrued interest and other assets. The book values of accrued interest and other assets approximate their fair values.

Deposits. The fair values of demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their book values). The book values of variable rate money market accounts and certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow analysis based on interest rates currently being offered on similar certificates.

Federal funds purchased and securities sold under agreements to repurchase. The book values of federal funds purchased and securities sold under agreements to repurchase approximate their fair values.

Advances from Federal Home Loan Bank. Fair values of advances from Federal Home Loan Bank are estimated using a discounted cash flow analysis based on interest rates currently being offered on advances with similar terms and remaining maturities.

Off-balance-sheet items. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements.

Derivative instruments and hedging activities: The Company has adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement was adopted to reclassify certain securities from held-to-maturity to available-for-sale, as permitted. The Company does not currently participate in derivative or hedging activities.

Segment disclosure: The Company has no operating segments at this time, and therefore the information to be reported about operating segments is not applicable.

Loss contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Stock-based compensation: Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," establishes financial accounting and reporting standards for stock-based compensation plans, including employee stock purchase plans, stock options and restricted stock. SFAS No. 123 encourages all entities to adopt a fair value method of accounting for stock-based compensation plans, whereby compensation cost is measured at the grant date based upon the fair value of the award and is realized as an expense over the service or vesting period. However, SFAS No. 123 also allows an entity to continue to measure compensation cost for these plans using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

Stock-based awards to employees and directors are accounted for using the intrinsic value method of accounting in accordance with Accounting Principles Board Opinion No. 25. Under the intrinsic value method, compensation cost is generally the excess, if any, of the quoted market price of the stock at the grant or other measurement date over the exercise price. See Note 13 for a pro forma presentation of net income and earnings per share had compensation cost related to stock option awards been determined under the fair value method.

Earnings per share: Basic earnings per share are calculated by dividing net earnings or loss for the period by the weighted-average common shares outstanding for that period. There is no adjustment to the number of outstanding shares for potential dilutive instruments, such as stock options. Diluted earnings per share takes into account the potential dilutive impact of such instruments and uses the average share price for the period in determining the number of incremental shares to add to the weighted-average number of shares outstanding. Earnings per share have been adjusted retroactively for all periods presented in recognition of the 2001 three-for-two stock split.

Dividend restriction: Banking regulations require the maintenance of certain capital levels and may limit the amount of dividends that may be paid by the Bank to Bancorp or by Bancorp to stockholders.

Reclassifications: Certain items in prior years' financial statements have been reclassified to conform with the current year's presentation. These reclassifications did not change previously reported stockholders' equity or net income.

Note 2: Restrictions on cash and due from banks

Federal Reserve Board regulations require that the Company maintain certain minimum reserve balances with the Federal Reserve Bank. The amounts of such balances at December 31, 2001 and 2000 were approximately $922,000 and $823,000, respectively.

Note 3: Investment securities

Securities previously classified as "held to maturity" were reclassified on June 1, 2001 to the "available for sale" category as part of the balance sheet restructuring resulting from withdrawing from check clearing activities. The reclassification increased the carrying amount of investment securities by $46,000. Accumulated other comprehensive income also was increased by $31,000, and the deferred income tax liability was increased by $16,000.

Subsequent to the reclassification and after June 20, 2001, certain securities which had been reclassified were sold. A gain of $38,000 was realized on the sales.

Amortized cost, unrealized gains and losses, and approximate market value of investment securities were as follows *(in thousands)*:

	Amortized cost	Unrealized gains	Unrealized losses	Market value
December 31, 2001				
U.S. Treasury and agencies	$ 2,012	$ 32	$	$ 2,044
States and political subdivisions	1,768	42		1,810
AMF Adjustable Rate Mortgage Portfolio	10,127	10		10,137
Federal Home Loan Bank stock	1,223			1,223
Total available-for-sale securities	15,130	84		15,214
Total	**$ 15,130**	**$ 84**	**$**	**$ 15,214**
December 31, 2000				
States and political subdivisions	$ 3,305	$ 3	$ 9	$ 3,299
Total held-to-maturity securities	3,305	3	9	3,299
U.S. Treasury and agencies	8,002	2	36	7,968
States and political subdivisions	2,628	9	5	2,632
Federal Home Loan Bank stock	1,143			1,143
Total available-for-sale securities	11,773	11	41	11,743
Total	**$ 15,078**	**$ 14**	**$ 50**	**$ 15,042**

The scheduled maturities of available-for-sale securities at December 31, 2001, were as follows *(in thousands)*:

	Amortized cost	Market value
Due in one year or less	$ 12,910	$ 12,946
Due after one year through five years	2,210	2,258
Due after five years through 10 years	10	10
Due after 10 years		
Total	**$ 15,130**	**$ 15,214**

Investment securities with a book value of $1,009,000 and $9,002,000 and a market value of $1,026,000 and $8,964,000 at December 31, 2001 and December 31, 2000, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes required or permitted by law. Interest earned on tax-exempt securities in 2001, 2000, and 1999 was $177,000, $258,000, and $223,000, respectively. The Company is required to maintain a minimum investment in the stock of the Federal Home Loan Bank of Seattle ("FHLB") based on certain percentages of outstanding mortgage loans or advances from FHLB. At December 31, 2001, the minimum required investment was $398,000, which the Company exceeded. The Federal Home Loan Bank stock is a restricted security, carried at cost, and evaluated for impairment. Dividend income from the Federal Home Loan Bank stock was $81,000, $71,000, and $76,000 for 2001, 2000, and 1999, respectively.

Note 4: Loans

The Company originates loans primarily in King, Snohomish, and Pierce counties. Although the Company has a diversified loan portfolio, local economic conditions may affect the borrower's ability to meet stated repayment terms. Collateral may, depending on the loan, include accounts receivable, inventory, equipment, and real estate. Loans are originated at both fixed and variable rates.

Loans at December 31 consisted of the following *(in thousands)*:

	2001	2000
Commercial and financial	**$ 53,791**	$ 46,265
Real estate mortgage	**42,291**	39,605
Real estate construction	**7,002**	5,187
Consumer	**18,911**	21,726
Other including overdrafts	**224**	275
Total	**$122,219**	$ 113,058

The book value of impaired loans was $553,000 at December 31, 2001, and $277,000 at December 31, 2000. The specific allocation of the allowance for loan losses made for impaired loans was $74,000 for 2001 and $123,000 for 2000. No allocation of the allowance for loan losses was considered necessary for the remaining impaired loans of $479,000 and $154,000 at December 31, 2001 and 2000, respectively. The daily average balance of impaired loans was $354,000, $770,000, and $431,000 for 2001, 2000, and 1999, respectively. The Company applies payments to the principal balance due on impaired loans before it recognizes any interest income. The Company did not recognize any interest income on impaired loans in 2001 or 2000.

Past-due and nonaccrual loans at December 31 were as follows *(in thousands)*:

	2001	2000
Loans past due 90 days or more and still accruing	**$ 602**	$ 278
Loans accounted for on a nonaccrual basis	**553**	277
If interest on these nonaccrual loans had been recognized, such income would have been	**22**	28

Loans at December 31, 2001, by maturity or repricing date were as follows *(in thousands)*:

	Fixed rate	Variable rate	Total
Due in one year or less	$ 11,546	$ 48,499	$ 60,045
Due after one year through five years	57,338		57,338
Due after five years	4,283		4,283
Total	**$ 73,167**	**$ 48,499**	**$ 121,666**
Loans on which the accrual of interest has been discontinued			553
Total			**$ 122,219**

Unamortized deferred loan fees net of unamortized origination costs were $351,000 and $313,000 at December 31, 2001 and 2000, respectively.

The aggregate amount of loans serviced for others, including loan participations and the sold portion of U.S. Government guaranteed loans, was $7,251,000 at December 31, 2001.

At December 31, 2001 and 2000, loans aggregating $21,626,000 and $21,760,000, respectively, were reported as available as collateral for the advances from the Federal Home Loan Bank of Seattle, as described in Note 8.

Transactions with directors, officers, and others: The Company has had, and expects to have in the future, banking transactions in the ordinary course of its business with directors, executive officers, principal stockholders, and their associates, on the same terms — including interest rates and collateral on loans — as those prevailing at the time for comparable transactions with others. In the opinion of management, such transactions did not involve more than a normal risk for collectibility or present any other unfavorable features. The aggregate dollar amount of these loans (exclusive of loans to any such persons that in the aggregate do not exceed $60,000) was $1,423,000 and $1,542,000 at December 31, 2001 and 2000, respectively. During 2001, there were additions of $518,000, and repayments on such loans were $637,000. At no time during 2001 or 2000 did the aggregate extensions of credit to such persons as a group exceed 20 percent of the Bank's total stockholders' equity. At no time during 2001 or 2000 did the aggregate extensions of credit to such persons together with his or her associates exceed 10 percent of the Bank's total stockholders' equity.

Note 5: Allowance for loan losses

Changes in the allowance for loan losses were as follows *(in thousands)*:

	2001	2000	1999
Balance at January 1	**$ 1,323**	$ 1,055	$ 907
Recoveries credited to the allowance	**57**	75	14
Provision for loan losses	**479**	455	300
Loans charged off	**(361)**	(262)	(166)
Balance at December 31	**$ 1,498**	$ 1,323	$ 1,055

The amounts of $305,000, $208,000, and $166,000, deducted for federal income tax purposes in 2001, 2000, and 1999, respectively, are the maximum amounts that could have been deducted for federal income tax purposes, and $278,000, $277,000, and $255,000, respectively, are the balances of the allowance at the end of the periods as reported for federal income tax purposes.

Note 6: Premises and equipment

Premises and equipment at December 31 consisted of the following *(in thousands)*:

	2001	2000	1999
Equipment and furniture	**$ 2,726**	$ 2,157	$ 1,625
Leasehold improvements	**1,245**	595	498
Accumulated depreciation and amortization	**(2,046)**	(1,701)	(1,377)
Total	**$ 1,925**	$ 1,051	$ 746

Depreciation and amortization expense amounted to $369,000, $324,000, and $310,000 for 2001, 2000, and 1999, respectively.

Note 7: Deposits

The average rate paid on deposits was 3.90 percent for 2001 and 4.34 percent for 2000. Time certificates of deposit in denominations of $100,000 or more aggregated $21,993,000 and $19,735,000 at December 31, 2001 and 2000, respectively. Interest expense on time deposits of $100,000 or more in 2001, 2000, and 1999 was $1,132,000, $785,000, and $350,000, respectively.

The scheduled maturities of certificates of deposits at December 31, 2001, were as follows *(in thousands)*:

2002	$	43,044
2003		1,139
2004		1,059
2005		-0-
Thereafter		-0-
Total	$	45,242

Note 8: Federal funds purchased, securities sold under agreements to repurchase, and advances from FHLB

The daily average amount outstanding for federal funds purchased and securities sold under agreements to repurchase was $6,527,000 for 2001 and $15,865,000 for 2000. The weighted average interest rate was 3.60 percent during 2001 and 5.69 percent during 2000. The weighted average interest rate at December 31 was 1.20 percent for 2001 and 5.97 percent for 2000. The maximum amount outstanding at the end of any month was $13,022,000 during 2001 and $25,399,000 during 2000. The securities underlying the agreements were held by a safekeeping agent for the Company.

Advances from Federal Home Loan Bank at December 31, 2001, aggregated $4,005,000 with maturity dates from August 2005 to April 2006, at a weighted average interest rate of 5.91 percent. These advances were collateralized in aggregate, as provided for in the Advance Security and Deposit Agreement with the FHLB, by FHLB stock owned, deposits with the FHLB, qualifying first mortgage loans, and certain U.S. Government agency securities.

Note 9: Stockholders' equity

Effective June 20, 2001 the Bank became a wholly owned subsidiary of Bancorp. The reorganization resulted in a share-for-share exchange of stock whereby stockholders of the Bank became stockholders of Bancorp. The capital accounts of the Bank were carried forward, without change, as the capital accounts of Bancorp.

On February 20, 2001, prior to the reorganization, the Bank amended and restated its articles of incorporation to change the par value of its common and preferred stock from $10 to $1 per share. This amendment was recognized in the financial statements by transferring $5,971,000 from common stock par value to surplus.

The articles of incorporation of Bancorp were amended and restated effective July 31, 2001 to increase the amount of authorized common stock to 15,000,000 shares, and to change both common and preferred stock to no par value. These amendments were recognized in the financial statements by combining the amounts of common stock and surplus and reclassifying the total in a single category, common stock and surplus.

Two shareholders, owning 40,700 shares of Bank common stock, exercised their right to dissent to the reorganization. These dissenting shareholders received $24.50 for each share of Bank stock held. The Bank recognized the settlement prior to June 20, 2001 by recording a liability to the dissenting shareholders and payment was made following completion of the reorganization.

On May 17, 2001, Bancorp's Board of Directors approved a three-for-two stock split payable July 31, 2001 to shareholders of record as of July 1, 2001. The three-for-two stock split also affected stock options previously granted and shares available for grant under the 2000 Stock Option Plan.

During February 2000, the Bank repurchased 33,802 shares (4.85 percent of the total common shares outstanding) at $23.00 per share for a total price of $778,000.

The Bank's Articles of Incorporation were amended in April 1999 to increase the total authorized common stock to 10,000,000 shares.

Undivided profits of $1,250,000 were transferred to surplus on December 17, 1999.

Note 10: Other noninterest income

During 2001, the Bank received cash consideration of $158,000 for its partnership interest in a company that processes debit card transactions. Income from the partnership interest was $37,000 in 2000 and $6,000 in 1999.

In 2000 the Bank withdrew from check clearing services. Gross income from this source in 2000 and 1999 was $242,000 and $587,000, respectively. Check processing income in 2000 includes check clearing fees of $42,000 and $200,000 related to the transfer of operations to a new check-processing provider.

Note 11: Other noninterest expense

Data processing expense for services provided by PEMCO Corporation, PEMCO Mutual Insurance Company, and PEMCO Technology Services, Inc. for 2001, 2000, and 1999 was $327,000, $315,000, and $312,000, respectively.

Note 12: Income taxes

Income tax expense for the years ended December 31 consisted of the following *(in thousands)*:

	2001	2000	1999
Currently payable	$ 620	$ 661	$ 563
Deferred	(31)	(137)	(100)
Total	$ 589	$ 524	$ 463

The components of the deferred income tax expense were as follows *(in thousands)*:

	2001	2000	1999
Provision for loan losses in excess of the federal income tax deduction	$ (59)	$ (84)	$ (45)
Postretirement health care benefits	(37)	(23)	(29)
Depreciation and other	65	(30)	(26)
Total	$ (31)	$ (137)	$ (100)

A reconciliation between the statutory federal income tax rates (maximum of 34 percent) and the effective income tax rate was as follows *(in thousands)*:

	2001	2000	1999
Federal income tax at statutory rates	$ 622	$ 590	$ 523
Decrease in taxes resulting from tax-exempt interest income	(53)	(86)	(76)
Nondeductible expenses and other	20	20	16
Total	$ 589	$ 524	$ 463

The components of the deferred income tax asset included in other assets were as follows (in thousands):

	2001	2000	1999
Deferred tax asset:			
Provision for loan losses	**$ 415**	$ 356	$ 272
Postretirement health care benefits	**257**	220	197
Unamortized loan fees, net of loan costs	**119**	106	37
Unrealized loss on available-for-sale securities		10	89
Accrued vacation pay	**73**	73	82
Deferred compensation	**7**	0	0
	871	765	677
Deferred tax liability:			
Federal Home Loan Bank stock dividends	**(191)**	(164)	(140)
Depreciation	**(119)**	(66)	(60)
Unrealized gain on available-for-sale securities	**(28)**		
	(338)	(230)	(200)
Net deferred income tax asset	**$ 533**	$ 535	$ 477

Note 13: Stock option plan

In April of 2000, the stockholders of the Bank approved the 2000 Stock Option Plan, that was subsequently adopted by Bancorp as a result of the holding company formation. Options available under the Plan were adjusted for the three-for-two stock split, and prior period amounts also have been retroactively adjusted.

The Plan provides for the granting of non-qualified and incentive stock options for up to 99,000 common shares to certain employees and directors. Non-qualified stock options granted to employees vest over a 5-year period and expire 10 years from the date of the grant. Non-qualified stock options granted to directors vest over a 3-year period and expire 3 years from the date of the grant. At December 31, 2001, options for 41,475 shares were available for future grants under the Plan.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for the Plan. No compensation cost has been recognized for the stock options awarded during 2001 and 2000. Had compensation cost for the awards granted during 2001 and 2000 been determined based on the fair value method at the grant date, consistent with the alternative method described in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net income (in thousands) and earnings per share would have been reduced to the pro forma amounts indicated below:

	2001	2000
Net income:		
As reported	$ 1,240	$ 1,210
Pro forma	1,132	1,206
Basic earnings per share of common stock:		
As reported	1.29	1.21
Pro forma	1.18	1.21
Diluted earnings per share of common stock:		
As reported	1.22	1.20
Pro forma	1.12	1.20

The weighted average fair value of the options granted during 2001 and 2000 was $4.36 and $4.53, respectively. The 2001 fair value was estimated as of the date of grant, based on the Black-Scholes valuation model with the following weighted-average assumptions: risk-free interest rate of 5.21 percent; expected life of 7.38 years; annual dividend yield of 1.7 percent; and expected volatility of .22.

Stock option transactions were as follows:

	2001		2000	
	Shares	**Weighted-average exercise price**	Shares	Weighted-average exercise price
Outstanding at the beginning of the year	32,775	$ 14.417		
Granted	29,250	14.810	32,775	$ 14.417
Exercised	(700)	14.417		
Forfeited	(4,500)	14.642		
Outstanding at the end of the year	56,825	14.601	32,775	14.417

Additional information concerning outstanding stock options was as follows:

Years	Weighted-average exercise price	Number of option shares	Weighted-average remaining contractual life	Weighted-average exercise price of the option shares	Number of exercisable option shares
2001	$ 14.810	27,000	9.12	$ 14.806	
2000	14.417	29,825	7.43	14.417	6,205

Note 14: Earnings per share of common stock

Basic earnings per share of common stock is computed on the basis of the weighted average number of common stock shares outstanding adjusted for the three-for-two stock split. Diluted earnings per share of common stock is computed on the basis of the weighted average number of common shares outstanding plus the effect of the assumed conversion of outstanding stock options adjusted for the 2001three-for-two stock split.

A reconciliation of the numerator and denominator used in the calculation of basic and diluted earnings per share of common stock is as follows *(in thousands, except share and per share data)*:

	2001	2000	1999
Income (numerator):			
Net Income	**$ 1,240**	$ 1,210	$ 1,075
Shares (denominator):			
Weighted average number of common stock shares outstanding – basic	**962,622**	1,000,458	1,045,896
Dilutive effect of outstanding employee and director stock options	**51,383**	6,267	
Weighted average number of common stock shares outstanding and assumed conversions – diluted	**1,014,005**	1,006,725	1,045,896
Basic earnings per share of common stock	**$ 1.29**	$ 1.21	$ 1.03
Diluted earnings per share of common stock	**1.22**	1.20	1.03

Note 15: Retirement plan

The Company participates in a multi-employer defined contribution retirement plan. The 401(k) plan permits all salaried employees to contribute up to a maximum of 10 percent of gross salary per month. For the first 6 percent, the Company contributes two dollars for each dollar the employee contributes. Partial vesting of Company contributions to the Plan begins at 30 percent after three years of employment and such contributions are 100 percent vested with five years of employment. The Company's contributions to the Plan for 2001, 2000, and 1999 were $270,000, $281,000, and $275,000, respectively.

Note 16: Postretirement health care benefits

The Company participates in multi-employer defined benefit postretirement health care plans that provide medical and dental coverage to directors and surviving spouses and to employees who retire after age 62 and 15 years of full-time service and their dependents. The medical and dental plans are noncontributory and nonfunded.

The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 106 requires that employers recognize the cost of providing postretirement benefits over an employee's active service period. Net periodic postretirement benefit cost under SFAS No. 106 was $125,000 in 2001, $76,000 in 2000, and $93,000 in 1999.

Net periodic postretirement benefit cost for 2001, 2000, and 1999 included the following components *(in thousands)*:

	2001	2000	1999
Service cost	$ 40	$ 27	$ 37
Interest cost	58	40	40
Amortization of transition obligation	41	41	41
Recognized actuarial (gain) loss	(14)	(32)	(25)
Net periodic benefit cost	$ 125	$ 76	$ 93

A reconciliation of the benefit obligation at the beginning and ending of the year and the effects attributable to each cost component for 2001, 2000, and 1999 are as follows *(in thousands)*:

	2001	2000	1999
Benefit obligation at beginning of year	$ 606	$ 543	$ 520
Service cost	40	27	37
Interest cost	58	40	40
Actuarial (gain) loss	224	6	(47)
Benefits paid	(14)	(10)	(7)
Benefit obligation at end of year	$ 914	$ 606	$ 543

The fair value of plan assets at the beginning and ending of the year and the changes during 2001, 2000, and 1999 are as follows *(in thousands)*:

	2001	2000	1999
Fair value of plan assets at beginning of year	$ 0	$ 0	$ 0
Employer contribution	14	10	6
Benefits paid	(14)	(10)	(6)
Fair value of plan assets at end of year	$ 0	$ 0	$ 0

The funded status (the excess of the benefit obligation over the fair value of plan assets at the end of the year) of the plan is reconciled to the accrued benefit cost at December 31, 2001, 2000, and 1999, as follows *(in thousands)*:

	2001	2000	1999
Funded status	$ (914)	$ (606)	$ (543)
Unrecognized transition obligation	448	489	530
Unrecognized actuarial gain	(290)	(530)	(567)
Accrued benefit cost	$ (756)	$ (647)	$ (580)

The weighted-average discount rate used in the accounting for the plan was 7.0 percent for 2001, 7.25 percent for 2000, and 7.5 percent for 1999.

The assumed rate of increase for 2001 in per capita cost of covered benefits is 9.5 percent for medical benefits and 8.5 percent for dental benefits. The rate for medical benefits was assumed to decrease gradually to 5.0 percent in 2011 and remain at that level thereafter.

Assumed health-care-cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health-care-cost trend rates would have the following effects *(in thousands)*:

	1-percentage-point increase	1-percentage-point decrease
Effect on total of service and interest cost components	$ 22	$ (17)
Effect on benefit obligation	170	(135)

Note 17: Leases

The Company leases premises and parking facilities for the Seattle and Lynnwood offices from PEMCO Mutual Insurance Company under leases expiring on March 31, 2002. The Company leases the Bellevue office premises from another party. The lease expires May 31, 2011. Furniture and equipment is leased from PEMCO Corporation. Total rental expense, including amounts paid under month-to-month cancelable leases, amounted to $587,000, $401,000, and $410,000 for 2001, 2000, and 1999, respectively.

The future minimum rental commitments as of December 31, 2001, for all noncancelable leases are as follows:

Years	Premises*	Furniture and equipment	Parking facilities	Total
2002	$ 198,000	$ 18,000	$ 30,000	$ 246,000
2003	98,000	2,000		100,000
2004	101,000			101,000
2005	104,000			104,000
2006	107,000			107,000
Thereafter	514,000			514,000

**Based on 2001 expense.*

Note 18: Agreements with related parties

The Company shares common services and support activities with other companies located at PEMCO Financial Center. Those companies include PEMCO Insurance Company, PEMCO Mutual Insurance Company, PEMCO Life Insurance Company, PEMCO Foundation Inc., PEMCO Corporation, PEMCO Technology Services, Inc., Public Employees Insurance Agency Inc., and Washington School Employees Credit Union. Such shared functions include data processing, human resources, employee benefits, marketing, and purchasing. The Company has sold U.S. government securities to these companies under agreements to repurchase.

Approximately 7.8 percent of the depository business of the Company is conducted with those companies.

Two of the members of the boards of directors of Bancorp and the Bank are also minority directors of one or more of the other companies located at PEMCO Financial Center, except for the Washington School Employees Credit Union.

Note 19: Commitments and contingencies

In the normal course of business, there are various commitments and contingent liabilities (such as guarantees, commitments to extend credit, letters of credit, and lines of credit) that are not presented in the financial statements. Such off-balance-sheet items are recognized in the financial statements when they are funded or related fees are received. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The off-balance-sheet items do not represent unusual elements of credit risk in excess of the amounts recognized in the balance sheets.

The distribution of commitments to extend credit approximates the distribution of loans outstanding as set forth in Note 4. Commercial and standby letters of credit and similar arrangements are granted primarily to commercial borrowers.

The Company is not aware of any claims or lawsuits that would have a materially adverse effect on the financial position of the Company.

The Company's significant commitments and contingent liabilities at December 31 were as follows *(in thousands)*:

	2001	2000
Commitments to extend credit	**$ 34,052**	$ 33,316
Standby letters of credit and similar arrangements	**278**	69
Other letters of credit	**-0-**	-0-

Note 20: Concentration of credit risk

All of the Company's loans, commitments, and commercial and standby letters of credit have been granted to customers in the Company's market area. Most of those customers also are depositors of the Company. The concentrations of credit by type of loan are set forth in Note 4.

At December 31, 2001, amounts on deposit with other financial institutions include $1,505,000 in excess of the deposit insurance limit of $100,000 per institution. At December 31, 2001, deposits included $10,209,000 from other companies located at PEMCO Financial Center.

Note 21: Fair values of financial instruments

The estimated fair values of the Company's financial instruments at December 31 were as follows *(in thousands)*:

	2001		2000	
	Book value	Fair value	Book value	Fair value
Financial assets				
Cash and cash equivalents	$ 17,166	$ 17,166	$ 22,415	$ 22,415
Investment securities:				
Held to maturity			3,305	3,299
Available for sale	15,214	15,214	11,743	11,743
Net loans	120,721	122,092	111,735	111,701
Accrued interest and other assets	1,339	1,339	1,498	1,498
Total	$ 154,440	$ 155,811	$ 150,696	$ 150,656
Financial liabilities				
Deposits	$ 130,344	$ 132,134	$ 125,425	$ 124,837
Federal funds purchased and securities *sold under agreements to repurchase*	5,597	5,597	7,986	7,986
Advances from Federal Home Loan Bank	4,005	4,168	2,000	2,046
Total	$ 139,946	$ 141,899	$ 135,411	$ 134,869
Off-balance-sheet items				
Commitments to extend credit		$ 34,052		$ 33,316
Standby letters of credit and similar arrangements		278		69
Total		$ 34,330		$ 33,385

The fair value estimates presented herein are based on information available to management as of December 31, 2001 and 2000. The amounts for December 31, 2000 have not been comprehensively revalued for purposes of these financial statements. Therefore, current estimates of 2000 fair value may differ from the amounts presented above.

Note 22: Restrictions on dividends, loans and advances

Federal and state banking regulations place certain restrictions on the payment of dividends by the Bank to Bancorp. The total amount of dividends which may be paid at any date is generally limited to the accumulated profits of the Bank. In addition, dividends paid to Bancorp by the Bank would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. There also are certain restrictions on the loans or advances the Bank is permitted to make to the Bancorp.

Note 23: Regulatory capital requirements

Bancorp and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet the minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital adequacy guidelines that involve quantitative measures of each entity's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications also are subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require banks and bank holding companies to maintain the minimum amounts and ratios of total capital to risk-weighted assets, Tier 1 capital to risk-weighted assets, and Tier 1 capital to average assets as set forth in the table below. Under the regulatory framework for prompt corrective action, the Company must maintain other minimum risk-based ratios as set forth in the table.

The most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company must maintain the minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios set forth in the table. There are no conditions or events since that notification that management believes have changed the Company's category.

The actual capital amounts *(in thousands)* and ratios of the Bank are presented in the table below.

	Actual		Minimum for capital adequacy purposes		Minimum to be well capitalized under the prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2001						
Total capital (to risk-weighted assets)	$ 16,099	12.71%	$10,131	8.00%	$ 12,663	10.00%
Tier 1 capital (to risk-weighted assets)	14,601	11.53	5,065	4.00	7,598	6.00
Tier 1 capital (to average assets)[1]	14,601	9.68	6,032	4.00	7,540	5.00
December 31, 2000						
Total capital (to risk-weighted assets)	$ 15,919	13.70%	$ 9,293	8.00%	$ 11,616	10.00%
Tier 1 capital (to risk-weighted assets)	14,596	12.57	4,646	4.00	6,970	6.00
Tier 1 capital (to average assets)[1]	14,596	9.63	6,061	4.00	7,576	5.00

[1]*Also referred to as the leverage ratio.*

Note 24: Condensed financial statements of parent company

The following are a condensed balance sheet at December 31, 2001, and the related condensed statements of income and cash flows for the period June 21, 2001 to December 31, 2001 for EvergreenBancorp, Inc., without including the accounts of its subsidiary, EvergreenBank:

Condensed balance sheet *(in thousands)*:		
Assets:		
Due from EvergreenBank	$	83
Investment in EvergreenBank		14,655
Total assets	$	14,738
Liabilities and stockholders' equity:		
Stockholders' equity:		
Preferred stock	$	
Common stock and surplus		11,485
Retained earnings		3,198
Accumulated other comprehensive income		55
Total liabilities and stockholders' equity	$	14,738

Condensed statement of income *(in thousands)*:		
Income:		
Dividend from EvergreenBank	$	75
Expense:		
Registered transfer agent fee		3
Income before income tax benefit and equity in undistributed income of subsidiary		72
Income tax benefit		1
Equity in undistributed income of subsidiary		551
Net income	$	624

Condensed statement of cash flows *(in thousands)*:		
Cash flows from operating activities:		
Net income	$	624
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in undistributed income of subsidiary		(551)
Net cash provided by operating activities		73
Cash flows from financing activities:		
Proceeds from exercise of stock options		10
Net cash provided by financing activities		10
Net increase in cash		83
Cash on deposit with EvergreenBank at date of incorporation		0
Cash on deposit with EvergreenBank at end of year	$	83

Note 25: Selected quarterly data (unaudited)

(In thousands, except per share data):

	Quarter ended				
	March 31	June 30	September 30	December 31	Year
1999					
Interest and dividend income	$ 2,595	$ 2,530	$ 2,616	$ 2,693	$ 10,434
Interest expense	1,098	1,000	997	1,010	4,105
Net interest income	1,497	1,530	1,619	1,683	6,329
Provision for loan losses	75	75	75	75	300
Net interest income after provision for loan losses	1,422	1,455	1,544	1,608	6,029
Noninterest income	439	508	527	550	2,024
Noninterest expense	1,536	1,586	1,647	1,746	6,515
Income before income tax expense	325	377	424	412	1,538
Income tax expense	104	120	136	103	463
Net income	221	257	288	309	1,075
Basic and diluted earnings per share*	0.21	0.25	0.28	0.29	1. 03
2000					
Interest and dividend income	$ 2,730	$ 2,939	$ 3,079	$ 3,124	$ 11,872
Interest expense	1,022	1,161	1,267	1,253	4,703
Net interest income	1,708	1,778	1,812	1,871	7,169
Provision for loan losses	84	99	120	152	455
Net interest income after provision for loan losses	1,624	1,679	1,692	1,719	6,714
Noninterest income	481	502	568	661	2,212
Noninterest expense	1,689	1,827	1,804	1,872	7,192
Income before income tax expense	416	354	456	508	1,734
Income tax expense	137	92	139	156	524
Net income	279	262	317	352	1,210
Basic earnings per share*	0.28	0.26	0.32	0.35	1.21
Diluted earnings per share*	0.28	0.26	0.32	0.34	1.20
2001					
Interest and dividend income	$ 2,987	$ 3,035	$ 2,944	$ 2,783	$ 11,749
Interest expense	1,126	1,134	993	782	4,035
Net interest income	1,861	1,901	1,951	2,001	7,714
Provision for loan losses	150	158	124	47	479
Net interest income after provision for loan losses	1,711	1,743	1,827	1,954	7,235
Noninterest income	793	699	753	693	2,938
Noninterest expense	1,997	1,988	2,173	2,186	8,344
Income before income tax expense	507	454	407	461	1,829
Income tax expense	169	132	128	160	589
Net income	338	322	279	301	1,240
Basic earnings per share*	0.34	0.33	0.30	0.32	1.29
Diluted earnings per share*	0.33	0.31	0.28	0.30	1.22

**Retroactively adjusted for the shares issued pursuant to the 2001 three-for-two stock split.*

2001 Officers (Vice President and above)

Stan W. McNaughton, *Chairman of the Board*

Gerald O. Hatler, *President and Chief Executive Officer*

Mark W. Nelson, *Executive Vice President and Chief Credit Officer*

William G. Filer II, *Senior Vice President and Chief Financial Officer*

Valerie K. Blake, *Senior Vice President*

Dan W. Curtis, *Senior Vice President*

Michelle P. Worden, *Vice President*

Eileen Eske-Berger, *Vice President*

Lee Rombough, *Vice President*

2001 Board of Directors

Richard W. Baldwin, *President and Chief Executive Officer, Baldwin Resource Group*

Marceline Duncan, *Retired Vice President, EvergreenBank*

C. Don Filer, *Chief Executive Officer, C. Don Filer Insurance Agency Inc.*

Carole J. Grisham, *Associate Director, Pacific Science Center*

J. Thomas Handy, *Real Estate Associate Broker, Coldwell Banker*

Gerald O. Hatler, *President and Chief Executive Officer, EvergreenBank and EvergreenBancorp, Inc.*

Robert W. Howisey, *Retired Vice President, PEMCO Mutual Insurance Company and PEMCO Insurance Company*

Stan W. McNaughton, *Chairman, President and Chief Executive Officer, PEMCO Mutual Insurance Company and PEMCO Insurance Company*

Gladys M. Perry, *Retired Teacher, Seattle School District*

EvergreenBancorp, Inc.

Seattle Office

301 Eastlake Avenue East • P.O. Box 1722, Seattle, WA 98111-1722 • (206) 628-4250 in Seattle

Lynnwood Office

2502 196th St. S.W. • P.O. Box 97009, Lynnwood, WA 98046-9709 • (425) 670-9898 in Lynnwood

Bellevue Office

110-110th Ave NE, Suite 110 • Bellevue, WA 98004-5847 • (425) 748-6171 in Bellevue

Shareholder Inquiries

EvergreenBank serves as the Company's transfer agent. If you need assistance with address changes, corrections to tax identification numbers, or reissuance of stock certificates, please contact Shareholder Services at (206) 628-4071.

Photo credits:

László Bencze - Photographer, pages 2,3,8,10,11,12,13,14,20.

1-800-331-7922 toll free

TTY: 1-800-628-6090

www.evergreenbank.com

Evergreen Bancorp, Inc.

WWW.EVERGREENBANK.COM